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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number: 1-14118

THE FIRST QUARTER 2004 FINANCIAL RESULTS

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.
Press Release dated May 5, 2004; Financial Highlights

2.
Management's Discussion and Analysis of Financial Condition and Results of Operations

3.
Consolidated Financial Statements

4.
Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

May 5, 2004	13/04
For immediate release	Page 1 of 5

QUEBECOR WORLD ANNOUNCES
FIRST QUARTER RESULTS

Montréal, Canada — Quebecor World Inc. (NYSE; TSX: IQW) announced that for the first quarter 2004 the Company reported net income of $36 million or $0.20 per share. This compares to net income of $24 million or $0.12 per share in the first quarter of 2003. Operating income was $94 million compared to $74 million in the first quarter of 2003. Before restructuring and other charges operating income increased to $98 million, net income was $39 million and earning per share was $0.23. Consolidated revenues for the quarter were $1.55 billion compared to $1.54 billion for the same quarter last year. Excluding the favourable impact of currency, revenues decreased by 4%.

"Our first quarter performance demonstrates that the actions we began last year to reduce our cost base are producing improved results for our shareholders. Still we can and must do better," said Pierre Karl Péladeau, President and CEO of Quebecor World Inc. "Despite these improved results we continue to face a challenging market environment that has resulted in overcapacity and negative price pressures. As a result, we remain dedicated to further reducing costs and improving efficiencies across our global platform."

In the first quarter Quebecor World incurred $4.3 million of restructuring and other charges that are primarily related to a workforce reduction of 368 employee positions. The workforce reductions are taking place across the world-wide platform but the bulk of the activity is concentrated in the Company's North American operations. Under this initiative, 331 positions have been eliminated and the remainder will be completed by the end of the second quarter. This restructuring is in addition to 2,200 plus employee positions that were eliminated as part of the 2003 restructuring.

Excluding the unfavourable impact of currency translation, selling, general and administrative expenses were $113 million in the first quarter or $23 million lower than the same period last year. The savings are explained by Quebecor World's commitment to cost containment and improving efficiency.

For immediate release	Page 2 of 5

Compared to the same period last year, financial expenses were reduced by $4 million to $38 million. During the quarter, the Company incurred a $2 million charge related to the completion of the redemption of its 7.75% senior notes. Excluding this charge, financial expenses decreased by $6 million. The lower financial expenses are primarily due to lower interest rates and the benefit of actions taken in the fourth quarter of 2003 to refinance a portion of the Company's long-term debt.

North America

In North America revenues for the quarter were $1.19 billion compared to $1.23 billion in the first quarter of 2003. The decrease is primarily due to lower prices. Before restructuring and other charges, operating income increased to $87.0 million from $81.3 million and the operating margin increased to 7.3% compared to 6.6% in the first quarter of last year. Despite lower revenues several business groups showed an increase in volume compared to the same period last year. The Magazine group registered a 4% volume increase even though magazine ad pages, as measured by the Publishers Information Bureau, were down 2.3% on a year over year basis. In catalogs prices held steady but revenues decreased due to lower volume. Volume in our book business was flat compared to last year but volume increased substantially in the Directory group as we benefited from growing relationships with independent directory publishers. In our Retail group revenues increased as added volume helped offset price declines. In Commercial and Direct revenues were down due to reduced volume and lower pricing in the spot commercial market. In Canada, the market continues to be extremely competitive; excluding the favourable effects of currency translation revenues decreased by 12%.

Europe

In Europe, revenues in the first quarter were $315 million which represents a 3% increase compared to the same period last year, excluding the favourable impact of currency. Before restructuring and other charges, operating income was $11.9 million compared to a $1.9 million loss in the first quarter last year. The increase is the result of an improvement in our French operations due to added volume, especially in the French magazine platform and the benefits of restructuring. In addition, in our operations outside of France, all facilities except Austria, recorded increases in operating income despite a challenging market environment.

Latin America

In Latin America revenues in the quarter increased 4% to $47 million compared to $45 million in the first quarter of 2003. This was largely the positive impact of currency translation. In general the print market in Latin America is showing signs of stabilizing and volumes and prices remained flat compared to the same period last year. As is the case in all our geographies, Latin America is continuing to focus on cost reduction and efficiency improvements.

For immediate release	Page 3 of 5

Dividend

The Board of Directors declared a dividend of $0.13 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3845 per share on Series 3 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.43125 per share on Series 5 Preferred Shares. The dividends are payable on June 1st, 2004 to shareholders of record at the close of business May 14, 2004.

Quebecor World Inc. also announced today that it has filed its quarterly report for the quarter ended March 31, 2004 with the Securities and Exchange Commission. The report contains certifications from Pierre Karl Péladeau, President and Chief Executive Officer and Claude Hélie, Executive Vice President and Chief Financial Officer, that the periodic report fully complies with the Securities. Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company. These certifications are in accordance with the requirements of the Sarbanes-Oxley Act.

Management Discussion and Analysis

Please refer to the MD&A for the reconciliation to Canadian generally accepted accounting principles of certain figures used to explain these results. The MD&A can be found on the Company's website at www.quebecorworld.com and through the SEDAR and SEC filings.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

Sedar web address: www.sedar.com
SEC web address: www.sec.gov

Quebecor World To Webcast Investor Conference Call on May 5, 2004

Quebecor World Inc. will broadcast its First Quarter conference call live over the Internet on May 5, 2004 at 4:00 PM (Eastern Time).

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworld.com/en/investors/webcasts/Q104

For immediate release	Page 4 of 5

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5275 or (866) 518-1010, available from May 5th, 2004 to May 12th, 2004.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:

Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

QUEBECOR WORLD INC.

FINANCIAL HIGHLIGHTS

Periods ended March 31
(In millions of US dollars, except per share data)
(Unaudited)

	Three months
	2004	2003
Consolidated Results
Revenues	$1,553.0	$1,539.6
Operating income before depreciation and amortization and before restructuring and other charges	187.2	161.7
Operating income before restructuring and other charges	98.0	74.3
Restructuring and other charges	4.3	—
Operating income	93.7	74.3
Net income	35.8	24.5
Cash used in operating activities	(46.8)	(172.1)
Free cash flow (outflow) from operations*	(89.5)	(250.1)
Operating margin before depreciation and amortization and before restructuring and other charges**	12.1%	10.5%
Operating margin before restructuring and other charges**	6.3%	4.8%
Operating margin**	6.0%	4.8%

Segmented Information
Revenues
North America	$1,192.4	$1,230.4
Europe	315.4	263.6
Latin America	46.8	45.1
Operating income (loss) before restructuring and other charges
North America	$87.0	$81.3
Europe	11.9	(1.9)
Latin America	0.2	(1.9)
Operating margins before restructuring and other charges**
North America	7.3%	6.6%
Europe	3.8%	(0.7)%
Latin America	0.4%	(4.2)%

Financial Position
Working capital	$33.4	$82.3
Total assets	$6,232.0	$6,288.9
Long-term debt (including convertible notes)	$2,120.7	$2,089.5
Shareholders' equity	$2,510.1	$2,730.1
Debt-to-capitalization	46:54	43:57

Per Share Data
Earnings
Diluted	$0.20	$0.12
Diluted before restructuring and other charges	$0.23	$0.12
Dividends on equity shares	$0.13	$0.13
Book value	$15.54	$16.09

*
Cash provided by operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

**
Margins calculated on revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        Quebecor World Inc. is one of the largest commercial print media services companies in the world. Quebecor World is the market leader in most of its product categories and geographies.This market-leading position has been built through a combination of integrating acquisitions, investing in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

        Quebecor World has facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile,Argentina, Peru, Colombia, Mexico and India.

        The Company offers its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics and other value-added services.

        The Company operates in the commercial print media segment of the printing industry and its business groups are located in three geographical regions: North America, which historically represents approximately 80% of the Company's revenues, Europe and Latin America. This industry has experienced difficult economic conditions in the last three years. Weaker demand and overcapacity have given rise to increased competition and a significant erosion in prices.

        The primary drivers affecting the Company are consumer confidence and economic growth rates. These key drivers of demand for commercial print media affect the level of advertising and merchandising activity. The Company uses magazine advertising pages as a key indicator of demand for printing products and services. This indicator, as measured by the Publishers Information Bureau, showed some signs of recovery in the first half of 2003 but resumed its decline in the second half of 2003, through the end of the first quarter of 2004. Historically, magazine advertising pages tend to recover more slowly after a recession than other sectors of the economy.

U.S. Magazine Advertising Pages 2000-2004 (Monthly)
Percentage Year-Over-Year Change

Source: Publishers Information Bureau (PIB)

Figure 1

        In this challenging environment, the Company's approach was to secure and increase new and existing volume and to adopt an uncompromising focus on cost containment in order to reduce the long-term cost structure and improve efficiency. This approach led to a number of restructuring initiatives in the last three years and related charges for impairment of assets. These initiatives involved workforce reductions across the platform, closure of facilities and decommissioning of under-performing assets. Other initiatives were made to improve efficiency through streamlining the workforce, cutting overhead expenses, consolidating corporate functions and relocating certain sales and administrative offices into plants.

        Financial data has been prepared in conformity with Canadian Generally Accepted Accounting Principles ("GAAP"). However, certain measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms to allow the reconciliation to the closest GAAP measure. Numerical reconciliations are provided in figure 6. It is not likely that these measures could be compared to similar measures presented by other companies.

        The Company's functional currency is the Canadian dollar and its reporting currency is the U.S. dollar.

QUARTER IN REVIEW

        The print market continued to be difficult in the first quarter of 2004 with pressure on prices affecting mainly the North American and European operations. However, Quebecor World showed improved results for the first quarter of 2004, with operating income and margin increases of more than 25% over the same period last year.These results reflected the positive impact of the cost reduction efforts initiated in 2003.Although results improved, the Company was still not satisfied and continued to look for ways to further reduce costs and improve efficiency in its operations. Consequently, during the quarter, the Company took additional measures including a workforce reduction of 368 employee positions, mainly in the North American platform.

        The Company's consolidated revenues for the quarter were $1,553 million, a slight increase when compared to $1,540 million for the same period in 2003. Excluding the favorable impact of currency translation, revenues decreased by 4% due to continued pressure on prices. However, the overall volume for the quarter was up compared to last year. Revenue by product is shown in figure 2.

Revenue by Product — Worldwide ($ millions)
Three months ended March 31

Figure 2

        The Company assesses performance based on operating income before restructuring and other charges. The following operating analyses are before restructuring and other charges.

        In the first quarter of 2004, operating income, before restructuring and other charges, increased by 32% to $98 million, from $74 million in 2003. Operating margin, on the same basis, improved to 6.3% from 4.8% in 2003.

Impact of Foreign Currency ($ millions)

Three-month period ended March 31, 2004
Foreign currency impact on revenues	$74.1
Foreign currency impact on operating income	1.3

Figure 3

        Cost of sales remained essentially flat compared to last year, despite increased volume. Gross profit margin increased to 19.3% in the first quarter of 2004 from 18.9% in 2003.The 2004 cost of sales included a favorable legal claim settlement and other specific items for a net gain of $5.1 million. Excluding these specific items, gross profit margin was 19.0%, still up compared to last year. Cost of material was approximately $8 million lower than in the first quarter of 2003 due to higher paper price on sales of waste disposal and gain on other materials. Despite an overall increase in volume across the platform, labor decreased by $12 million reflecting the impact of restructuring. The Company's rent and lease expenses were also reduced by more than 10% due to restructuring. Excluding the impact of currency translation, these items contributed to improve the gross profit margin in 2004.

        Selling, general and administrative expenses were $119 million compared to $136 million in 2003, a decrease of $17 million. Excluding the unfavorable impact of currency translation of $6 million, selling, general and administrative expenses were lower by $23 million compared to last year. The savings were mostly explained by the workforce reduction: decreases in salaries and benefits and travel and entertainment expenses explained approximately 85% of the drop from 2003.

        Depreciation and amortization were $83 million in the first quarter of 2004, compared to $82 million in 2003. Excluding the impact of currency movement, depreciation and amortization decreased by 3% in 2004 compared to last year.

        During the first quarter, the Company undertook additional restructuring initiatives and recorded a net restructuring charge of $4.3 million, which reflected further workforce reductions in North America, Europe and Latin America.These measures are described in the section "Restructuring and Other Charges".

        Financial expenses were $38 million in the first quarter of 2004, compared to $42 million in 2003. The 2004 results included a $2 million charge on extinguishment of long-term debt related to the redemption of the remaining 7.75% senior notes. Excluding this event, financial expenses decreased by $6 million from last year. The lower expenses were mainly due to lower interest rates and the favorable impact of the 2003 fourth quarter refinancing of long-term debt. During the first quarter of 2004, the Company reclassified its trade receivables securitization fees from financial expenses to selling, general and administrative expenses. The purpose of this reclassification was to harmonize with the practice normally used by companies in the United States for the sale of accounts receivable. For comparative purposes, prior years' figures have been restated.

        For the first quarter of 2004, income taxes were $19 million compared to $7 million in 2003. Before restructuring and other charges, income taxes were $20 million, or an effective tax rate of 33.0% compared to 22.9% for the first quarter of 2003.The increase in income taxes was due to an increase in profit before taxes in countries with a higher overall tax rate and the impact of the debt refinancing and the higher tax rate in the United States, both of which occurred in the fourth quarter of 2003.

        Net income for the first quarter rose to $36 million or $0.20 per share (on a diluted basis) compared to $24 million or $0.12 per share in 2003. Before restructuring and other charges, earnings per share of 2004 was $0.23, an increase of $0.11 per share compared to last year.

SEGMENT REVIEW

        The following review of operating activity by business group (figure 4) is before restructuring and other charges.

Revenue by Business Group ($ millions)
Three-month periods ended March 31

Figure 4

North America

        North American revenues for the first quarter of 2004 were $1,192 million, down 3% from $1,230 million in 2003. Excluding the effect of currency translation, revenues decreased by 5% in the first quarter.The following is a review of the North American activities by business group.The North American segment is made up of the following business groups: Magazine, Catalog, Retail, Book & Directory, Commercial & Direct, Canada and Other Domestic Revenues.

Magazine

        Magazine revenues for the first quarter of 2004 were $210 million, down 6% from $223 million in 2003. Although there was a 4% volume increase, revenues decreased in the first quarter of 2004 due to the continued price erosion. Selling, general and administrative expenses decreased in the first quarter of 2004 compared to 2003, due to savings from cost containment initiatives and headcount reductions. Year-over-year headcount was reduced by 360 employees or approximately 5%.

Catalog

        Catalog revenues for the first quarter of 2004 were $140 million, down 4% from $146 million in 2003. The decrease in revenues was due to a decrease in volume, while prices remained stable as compared to last year. Operating margin for the quarter increased due to the benefits obtained from the cost control and restructuring initiatives. Year-over-year headcount was reduced by 61 employees, or approximately 2%.

Retail

        Retail revenues for the first quarter of 2004 were $233 million, up 5% from $223 million in 2003. The increase in revenues was driven by a 7% increase in volume, partly offset by the negative impact of lower price work. Operating income and margin improved compared to last year as a result of savings from restructuring initiatives and operational efficiency gains. Year-over-year headcount decreased by 206 employees, or approximately 5%.

Book & Directory

        Book & Directory revenues for the first quarter of 2004 were $173 million, down 9% from $189 million in 2003.The decrease was directly related to negative price pressures, increase in customer-furnished paper and a change to the overall product mix.Volume for the Book group was flat compared to last year, and up 21% for the Directory group.The price erosion is explained by more volume from independent directory publishers replacing one major contract terminated in 2003. Operating income and margin increased significantly in the first quarter of 2004 compared to 2003, as general and administrative expenses decreased and productivity significantly improved, due to headcount reductions and other cost containment initiatives from 2003. Year-over-year headcount was reduced by 679 employees, or approximately 12%.

Commercial & Direct

        Commercial & Direct revenues for the first quarter of 2004 were $138 million, down 13% from $157 million in 2003. The decrease in revenues was mainly due to a 7% drop in volume in the combined group from the same period last year. Although Direct saw a slight upturn in prices, pricing pressure on the Commercial side continued to significantly push the average price down as compared to last year. Selling, general and administrative expenses for the first quarter were down from last year, due to volume decline and to the favorable impact of cost containment efforts.Year-over-year headcount reductions were 217 employees, or approximately 7%.

Canada

        Canadian revenues for the first quarter of 2004 were $215 million, essentially flat compared to $214 million in 2003. Excluding the favorable impact of currency translation, revenues decreased by 12% as compared to last year.The market conditions remained extremely competitive which is reflected in the pricings. Overall volume increased by 3% compared to last year, mainly due to volume growth in Directory, Magazine and Retail. Year-over-year headcount was reduced by 258 employees, or approximately 4%, and this improvement was reflected in selling, general and administrative costs.

Other Revenues

        Other sources of revenues in North America include Quebecor World Premedia and Logistics.The Quebecor World Premedia revenues for the first quarter of 2004 were $18 million, flat compared to last year. Although volume increased by 10%, the economic environment encouraged customers to continue looking for ways to reduce their costs by putting pressure on reduced prices, re-using previously captured images and taking more of the prepress production in-house.

        Logistics revenues for the first quarter were $71 million, up 10% from $64 million in 2003.The revenue increase was due mainly to higher retail commodity shipments. However, margins decreased slightly due to more truck shipments for time-sensitive products. Higher margin air freight in the United States continued to grow slowly with pricing pressure from fuel surcharge and security fees.

Europe

        European revenues for the first quarter of 2004 were $315 million, up 20% from $264 million in 2003. Excluding the positive impact of currency translation, revenues were $271 million, still up compared to last year. Overall volume increased by 7% in most European countries, mainly in the magazine market in France and with the additionnal capacity provided by two new presses in Spain and Sweden. However, price erosion continued to have a negative impact in virtually all countries. Magazine revenues represented more than 50% of total European revenues and the balance was mainly composed of Retail, Catalog and Book. France operating income and margin were still negative but showed a significant improvement from last year, an indication of the positive impact of the 2003 restructuring initiatives. Excluding France, Europe increased its operating margin to a level similar to that of North America.The new sales compensation plan in France also contributed to improve margins.

Segmented Results of Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Three-month periods ended March 31,
Revenues	$1,192.4	$1,230.4	$315.4	$263.6	$46.8	$45.1	$(1.6)	$0.5	$1,553.0	$1,539.6
Operating income (loss) before depreciation and amortization*	156.0	150.9	29.1	13.0	2.9	0.7	(0.8)	(2.9)	187.2	161.7
Operating income (loss)*	87.0	81.3	11.9	(1.9)	0.2	(1.9)	(1.1)	(3.2)	98.0	74.3
Restructuring and other charges	3.3	—	0.6	—	0.2	—	0.2	—	4.3	—
Operating income (loss)	83.7	81.3	11.3	(1.9)	—	(1.9)	(1.3)	(3.2)	93.7	74.3
Operating margin before depreciation and amortization*	13.1%	12.3%	9.2%	4.9%	6.2%	1.6%			12.1%	10.5%
Operating margin*	7.3%	6.6%	3.8%	(0.7)%	0.4%	(4.2)%			6.3%	4.8%
Operating margin	7.0%	6.6%	3.6%	(0.7)%	—%	(4.2)%			6.0%	4.8%
Capital expenditures	$26.1	$41.6	$3.5	$28.5	$2.4	$3.7	$—	$0.3	$32.0	$74.1

*    before restructuring and other charges.

Figure 5

Reconciliation of non GAAP measures
($ millions)

	Three-month periods ended March 31,
	2004	2003
Operating Income
Operating income	$93.7	$74.3
Restructuring and other charges	4.3	—

Operating income before restructuring and other charges	$98.0	$74.3

Operating income	$93.7	$74.3
Depreciation of property, plant and equipment	82.9	81.0
Amortization of deferred charges	6.3	6.4

Operating income before depreciation and amortization	$182.9	$161.7
Restructuring and other charges	4.3	—

Operating income before depreciation and amortization and before restructuring and other charges	$187.2	$161.7

Earnings per share
Net income available to holders of equity shares	$26.7	$16.3
Restructuring and other charges (net of income taxes of $1.2 million)	3.1	—

Net income available to holders of equity shares before restructuring and other charges	$29.8	$16.3
Diluted average number of equity shares outstanding (in millions)	132.2	141.4
Earnings per share
Diluted	$0.20	$0.12
Diluted before restructuring and other charges	$0.23	$0.12

Free Cash Flow
Cash used in operating activities	$(46.8)	$(172.1)
Dividends on preferred shares	(11.7)	(4.6)
Additions to property, plant and equipment	(32.0)	(74.1)
Net proceeds from disposal of assets	1.0	0.7

Free cash flow (outflow) from operations	$(89.5)	$(250.1)

Debt-to-capitalization
Bank indebtedness	$1.0	$0.1
Current portion of long-term debt and convertible notes	21.0	18.3
Long-term debt	1,988.5	1,955.8
Convertible notes	111.2	115.4

Total debt	$2,121.7	$2,089.6
Minority interest	25.2	20.9
Shareholders' equity	2,510.1	2,730.1

Capitalization	$4,657.0	$4,840.6

Debt-to-capitalization	46:54	43:57

Book value per share
Shareholders' equity	$2,510.1	$2,730.1
Preferred shares	(456.6)	(456.6)

	$2,053.5	$2,273.5
Ending number of equity shares (in millions)	132.1	141.3

Book value per share	$15.54	$16.09

Figure 6

Latin America

        Latin America's revenues for the first quarter of 2004 were $47 million, a 4% increase compared to $45 million in 2003, essentially explained by the positive impact of currency movement. In general, prices were stable in Latin America as compared to last year. Overall volume remained comparable to last year. Volume increased for Commercial and Directory in Peru and for Directory in Argentina and was offset by a shortfall of Book in Brazil, Columbia and Mexico. Book revenues represented approximately 40% of total revenues in Latin America and the balance was composed mainly of Directory, Retail, Catalog and Commercial & Direct. Selling, general and administrative expenses were below last year's amounts, explained by the 2003 cost containment initiatives.Year-over-year headcount was reduced by 197 employees, or approximately 8%.

CRITICAL ACCOUNTING ESTIMATES

        The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure on contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.The Ontario Securities Commission defines critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company's financial condition or results of operations.

        Based on this definition, the Company has identified the following critical accounting estimates:

Revenue Recognition

        The Company recognizes revenue either when the production process is completed or when services are performed, or on the basis of production and service activity at the pro rata billing value of the work completed. When progress needs to be measured, the method used always reflects the output achieved. For example, one method is based on the number of units produced for each of the significant production processes, where each of these units is attributed a certain profit based on the stage of the production. Other methods may be based on the hours of labor recorded or the costs incurred, but this is only allowed when it reflects the true output of the project. The underlying work in process is valued at the pro rata billing value of the work completed. Usually, the time lag is short between revenue recognition and the billing process.

Goodwill

        Goodwill is not amortized but tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. The Company compares the reporting unit's carrying value to its market value determined through a discounted cash flows analysis. In preparing discounted cash flows, the Company uses its judgment in estimating future profitability, growth, capital spending and discount rate. As an additional overall check on the reasonableness of the fair value attributed to reporting units, the Company performs market comparable companies analysis, which takes into consideration 1) valuation multiples of comparable public companies to which a control premium is applied and 2) publicly-known acquisition multiples of recent transactions in the industry. If the carrying value of the reporting unit exceeds the market value, the Company would then evaluate the impairment loss by comparing the fair value of the goodwill to its carrying amount. Based on the results of the latest impairment test performed, the Company concluded that no impairment existed. However, if the assumptions and estimates used by the Company were inaccurate, an impairment could be necessary in the future.

Impairment of Long-Lived Assets

        The Company tests the recoverability of long-lived assets periodically or more frequently when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Examples of such events and changes include: a significant decrease in the market price of an asset, the decommissioning of an asset, assets rendered idle after plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cashflow losses constantly associated with the use of an asset. Long-lived assets tested include property, machinery and equipment and other long-term assets. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. A long-lived asset, or group of assets is considered unrecoverable when its carrying value exceeds the estimated undiscounted future cash flows directly associated to it.The Company estimates future cash flows based on historical performance as well as assumptions on future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement. While the Company believes that no impairment loss should be taken on its long-lived assets, if the assumptions and estimates should prove to be inappropriate, an impairment loss would have to be charged to future results.

Pension and Postretirement Benefits

        The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years. Plan assets are measured at fair value and consist of equity securities and corporate and government fixed income securities. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase and the health care cost trend rate.

        The discount rate assumption used to calculate the present value of the plans' projected benefit payments was determined using a measurement date of September 30, 2003 and based on yields of long-term high-quality fixed income investments.

        The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans.The expected returns of each asset class are based on a combination of rigorous historical performance analysis and forward looking views of the financial markets. The targeted asset allocation of the plans is generally 65% for equity and 35% for fixed income securities.

        The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

        For postretirement benefits, the assumptions related to the health care cost trend rate is based on increases experienced by plan participants in recent years and national average cost increases.

        The Company believes that the assumptions are reasonable based on information currently available, but changes to these assumptions could impact pension and postretirement benefit expenses and obligations recognized in future periods.

Health Care Costs

        The Company provides health care benefits to employees in North America and covers approximately 75% of the costs under these employee health care plans.The Company actively manages its health care spendings with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. For the first quarter of 2004, health care costs increased by over 10% from the same period in 2003.Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year's liability.

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience. In addition, the Company maintains an allowance to cover a fixed percentage of all accounts for customers under Chapter 11 and other critical accounts. These accounts may take several years before a settlement is reached. However, the allowance is periodically reassessed based on new developments.

Income Taxes

        The Company uses its best judgment in determining its effective tax rate. There are many factors in the normal course of business that affect the effective tax rate since the ultimate tax outcome of some transactions and calculations is uncertain until assessed by the taxation authorities.

        Future income tax assets are recognized and a corresponding provision is recorded if such assets are unlikely to be realized. The provision is based on management's estimates of taxable income for each jurisdiction in which the Company operates, and the period over which the deferred tax assets are expected to be recoverable. In the event that the tax outcome differs from management's estimates, the provision may be adjusted.

        The Company is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve, is audited and resolved. The number of years with open tax audits varies depending on the tax jurisdiction.

        Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome and its timing are difficult to predict. In addition, the Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

Insurance

        The Company is exposed in the normal course of business to a variety of operational risks, some of which are transferred to third parties by way of insurance agreements.The Company has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance.

        U.S. workers' compensation claims tend to be relatively low in value on a case-by-case basis, and the Company self-insures against the majority of such claims. The Company maintains third-party insurance coverage against workers'compensation claims which are unusually large in nature. In addition, the third-party insurance provides a cap on total exposure to workers' compensation claims.

        With respect to the workers' compensation self-insurance, the Company maintains liabilities for all open claims related to both current and past policies and relies on claims experience and the advice of its actuaries and plan administrators in determining an adequate liability for all open claims. The workers' compensation liability is estimated based on reserves for claims that are established by an independent administrator and the reserves are increased to reflect the estimated future development of the claims based on Company specific factors provided by its actuaries.The liability for workers' compensation claims is the estimated total cost of the claims on a fully-developed basis. Certain claims may take several years to be settled. Each year, the status of open claims is reviewed and the liability is reassessed.The difference is recorded to income or expense.While the Company believes that the assumptions used are appropriate, significant changes in any of the assumptions could materially affect the workers' compensation costs.

        The Company maintains insurance for exposure related to property and casualty losses. It has also chosen to retain a portion of such losses in the form of a deductible, in order to reduce the cost of protecting its assets. The Company manages the self-insured portion of its property insurance program through its captive insurance subsidiary. As at March 31, 2004, the Company's potential exposure under its self-insured property program was capped at $5 million, subject to on-going deductibles and other factors related to the nature of each specific claim.

        The Company believes that it has in place a combination of third-party insurance and self-insurance that provides adequate protection against unexpected losses while minimizing cost.

LIQUIDITY AND FINANCIAL POSITION

        The Company measures its liquidity performance using the calculation of free cash flow as described in figure 6. Free cash flow reflects liquidity available for business acquisitions, equity dividends and repayments of long-term debt.

        Free cash flow for the first quarter of 2004 amounted to an outflow of $90 million, compared to an outflow of $250 million for the same quarter last year. The Company typically generates most of its free cash flow in the second half of the year. Working capital was $33 million as at March 31, 2004, compared to $82 million as at March 31, 2003.This decrease of $49 million was largely due to higher levels of accrued liabilities and of accounts receivable securitization in March 2004, partly offset by a higher level of future income tax assets. The Company manages its accounts payable in order to take advantage of prompt payment discounts. Also, the Company maximizes the use of its accounts receivable securitization program, since the cost of these programs is relatively low as compared to that of the credit facility. The amount of accounts receivable under securitization varies from month to month, based on the previous month's volume (March securitization is based on outstanding receivables at the end of February).

        As at March 31, 2004, the debt level was at $2,122 million, a $32 million increase compared to the end of March 2003.The debt-to-capitalization ratio was 46:54 compared to 43:57 in March 2003 (see non-GAAP measures at figure 6).The same ratio was 44:56 as at December 31, 2003. Including accounts receivable securitization, total debt would be $2,759 million, $87 million higher than last year. The debt-to-capitalization ratio, including accounts receivable securitization, was 52:48 as at March 31, 2004, compared to 49:51 in March 2003 (see figure 7).

Total Debt and Accounts Receivable Securitization ($ millions)

	March 31, 2004	March 31, 2003
Bank indebtedness	$1.0	$0.1
Current portion of long-term debt and convertible notes	21.0	18.3
Long-term debt	1,988.5	1,955.8
Convertible notes	111.2	115.4

Total debt	$2,121.7	$2,089.6
Accounts receivable securitization	637.1	582.7

Total debt and accounts receivable securitization	$2,758.8	$2,672.3
Minority interest	25.2	20.9
Shareholders' equity	2,510.1	2,730.1

Capitalization, including securitization	$5,294.1	$5,423.3

Debt-to-Capitalization, including securitization	52:48	49:51

These ratios are non-GAAP measures.

Figure 7

        The Company is subject to certain financial covenants in some of its major financing agreements.The key financial ratios are the earnings before interest, tax and depreciation and amortization (EBITDA) coverage ratio and the debt-to-capitalization ratio. As at March 31, 2004, the Company is in compliance with all significant debt covenants.

        The Company signed a binding agreement to purchase, in September 2004, the remaining 50% of Helio Charleroi in Belgium, a subsidiary of European Graphic Group, SA. The transaction should amount to 25 million Euros ($30 million), adjusted by a contingent consideration based on achieving a specific performance level over the period ending September 2004.

        The $150 million 6.50% senior debentures due 2027 are redeemable at the option of the holders at par value on August 1, 2004. Their decision will depend on prevailing market conditions at such time.

        The Company maintains a $1 billion revolving bank facility for general corporate purposes.The first tranche of $250 million is available to both the Company and its US subsidiary and matures in November 2004.The second tranche of $250 million, available to the US subsidiary only, and the third tranche of $500 million, available to both the Company and the US subsidiary, mature in November 2006. All tranches are cross-guaranteed by the Company and the US subsidiary and can be extended annually.

Contractual Cash Obligations ($ millions)

	Remainder of 2004	2005	2006	2007	2008	2009 and thereafter
Long-term debt and convertible notes	$7	$—	$677	$261	$202	$918
Capital lease	13	11	8	4	3	17
Operating lease	75	83	67	51	36	107
Capital asset purchase commitments	13	—	—	—	—	—
Minority interest acquisition	30	—	—	—	—	—

Total contractual cash obligations	$138	$94	$752	$316	$241	$1,042

Figure 8

        In February 2004, the Company redeemed all of the 7.75% senior notes callable on or after February 15, 2004 that were not tendered in November 2003, for a total cash consideration of $33 million. During the first quarter, the Company discontinued its Canadian Commercial paper program. At December 31, 2003, Cdn $0.4 million ($0.3 million) was outstanding under the program.

        The Company has no major operating leases expiring in 2004. For major leases terminating in 2005, the terminal value that the Company would pay to acquire the equipment under leases (mainly presses and binders) is approximately $60 million, of which $36 million is guaranteed by the Company. Historically, the Company has acquired most of the equipment under leases when it is used for production. The total terminal value of these leases expiring after 2005 is approximately $120 million, of which $52 million is guaranteed.

        The minimum legal requirement for pension contributions is $72 million in 2004 (total annual contribution in 2003 was $68 million).

        The Company believes that its liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

CAPITAL RESOURCES

        The Company invested $32 million in capital projects during the first quarter of 2004 compared to $74 million for the same period last year. Of the $32 million invested during the quarter, approximately 75% was for organic growth, including expenditures for new capacity requirements and productivity improvement, and 25% was for maintenance of the Company's structure. Key expenditures for customer-driven requirements during the quarter included the continuation of two major projects announced in 2003: phase 2 of the educational book market expansion in the Dubuque, Iowa facility and the purchase of new gravure presses in the Augusta, Georgia and Franklin, Kentucky facilities to service L.L. Bean and other retail customers.

        The Company's commitments for capital expenditures as of March 31, 2004 amounted to $13 million, including $9 million for the acquisition of presses in Augusta and Franklin. Capital expenditures not yet spent but approved mainly to support future growth as of the end of the first quarter of 2004 amounted to approximately $60 million. Expected sources of funds to meet these expenditures are cash flow from operations and drawings under the Company's revolving bank facility.

RESTRUCTURING AND OTHER CHARGES

        During the first quarter of 2004, the Company recorded cash restructuring and other charges of $4.3 million. This was made up of a $5.0 million charge related to new initiatives and a $0.7 million net reversal of prior years' initiatives.

        New 2004 initiatives of $5.0 million were taken for a workforce reduction of 368 employee positions, of which $3.9 million was for North America, $0.6 million for Europe and $0.3 million for Latin America. Under these initiatives, 331 employee positions have been eliminated and 37 will be eliminated before June 30, 2004.

        The review and the execution of restructuring initiatives undertaken in 2001 to 2003 resulted in a net reversal of $0.7 million comprised of a cash overspending of $1.3 million and a $2.0 million reversal of prior year's restructuring charges. The net reversal of $0.7 million was essentially explained by the net cancellation of 48 employee positions terminated. Under these prior years' initiatives, 6,131 employee positions were eliminated as of March 31, 2004 and 77 will be eliminated in 2004, of which 41 terminations in Europe are to be completed when all the legal procedures and requirements are met.

FINANCIAL INSTRUMENTS

        The Company uses a number of financial instruments: cash and cash equivalents, trade receivables, receivables from related parties, bank indebtedness, trade payables, accrued liabilities, payables to related parties, long-term debt and convertible notes.The carrying amounts of these financial instruments, except for long-term debt and convertible notes, approximate their fair values due to their short-term nature. The fair values of long-term and convertible notes are estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity.

        Concentrations of credit risk with respect to trade receivables are limited due to the diverse operations and large customer base. The total sales related to the Company's top 100 customers represented approximately 55% of total revenues in 2003.

        As of March 31, 2004, the Company has no significant concentrations of credit risk and believes that the product and geographic diversity of its customer base reduces credit risk, as well as having a positive impact on local markets or product-line demand.The Company has long-term contracts with most of its largest customers. These contracts generally include price-adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.

        The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not hold or use any derivative instruments for speculative trading purposes and adheres to a financial risk management policy.

        The Company manages interest rate exposure by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Company has entered into interest rate swap agreements to manage this exposure. Contracts outstanding at March 31, 2004 had a notional value of $233.0 million. Interest expense is adjusted to include amounts payable or receivable under the swap agreements. The total adjustment recorded to interest expense for the first quarter of 2004 was nil (a charge of $1.8 million for the first quarter of 2003).

        The Company enters into foreign-exchange forward contracts to hedge foreign denominated sales and related receivables, raw materials and equipment purchases.The contracts outstanding at March 31, 2004 had a notional value of $244.0 million and expire between 2004 and 2006. The foreign exchange translation gains and losses and the deferred premiums and discounts are recognized as an adjustment to the corresponding revenues and exchange gain or losses when the transaction is recorded. The total amounts recorded to these accounts for the first quarter of 2004 for these contracts was a revenue of $3.9 million and a gain of $0.1 million (a revenue of $0.6 million and a gain of $0.4 million for the first quarter of 2003). For Canada and Europe, the foreign-denominated revenues as a percentage of their total revenues were approximately 30% and 10%, respectively in 2003.

        The Company enters into foreign-exchange forward contracts to hedge one of its net investment in foreign subsidiaries.The contracts outstanding at March 31, 2004 had a notional value of $284.4 million and expire in 2006 and 2007.The foreign exchange translation gains and losses, as well as any realized and unrealized gains and losses on the derivative instruments, are recorded in translation adjustment. The total amount recorded to translation adjustment for these contracts for the first quarter of 2004 was $43.9 million.

        The Company enters into foreign exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. The contracts outstanding at March 31, 2004 had a notional value of $167.0 million and $159.6 million respectively and expire between 2004 and 2006. The foreign exchange gains and losses on such foreign denominated assets are recorded in income. The changes in the fair value of the derivative instruments are also recorded in income, to compensate the foreign exchange gains and losses on the translation of the foreign denominated assets. The total adjustment recorded in foreign exchange gain or loss related to these contracts for the first quarter of 2004 was a gain of $18.7 million (a loss of $8.4 million for the first quarter of 2003).

        The Company also enters into natural gas swap contracts to manage the exposure on the price of this commodity. Contracts outstanding at March 31, 2004 cover a notional quantity of 139,000 gigajoules in Canada and 1,309,000 MMBTU in the United States. These contracts expire between April and December 2004. Natural gas cost is adjusted to include amounts payable or receivable under the commodity hedge agreements. The total adjustment to gas cost for the first quarter of 2004 was a gain of $0.4 million (a gain of $0.1 million for the first quarter of 2003).

        While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

        Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or have ceased to be effective prior to maturity, are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. For the first quarter of 2004, the total amount deferred as a liability in relation to terminated derivative instruments was $13.8 million ($13.9 million for the first quarter of 2003) and the total amount recognized in income was $0.9 million ($0.9 million for the first quarter of 2003).

        The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates (see figure 9).

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

        In the normal course of business, the Company enters into numerous agreements that contingently require it to make payments to a third party based on changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party, or failure of another party to perform under an obligating agreement.

        Significant guarantees the Company has provided to third parties include the following:

Operating leases

        The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall.The maximum exposure in respect of these guarantees is $103 million. Of this amount, none will expire in 2004 and $36 million will expire in 2005. As at March 31, 2004, the Company has recorded a liability of $3.4 million associated with these guarantees.

Sub-lease agreements

        The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2004 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $4.2 million. As at March 31, 2004, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

Business and real estate disposals

        In the sale of all or a part of a business or real estate, in addition to possible indemnifications relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements precludes the Company from estimating the maximum potential liability that could be required to be paid to guaranteed parties. The Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Debt agreements

        Under the terms of certain debt agreements, the Company has guaranteed the obligation of its US subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company was to perform the payments on behalf of its US subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevent the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet in respect to this item.

Asset securitization

        The Company entered into securitization agreements to sell with limited recourse, and on a revolving basis, a portion of its Canadian, US, French and Spanish trade receivables, to unrelated trusts. The program limits under each of the Canadian, US and European securitization programs are Cdn $135 million, $510 million and 153 million Euros respectively. The amounts outstanding under each program as at March 31, 2004 are Cdn $96 million, $413 million and 125 million Euros respectively (Cdn $116 million, $378 million and 117 million Euros respectively as at March 31, 2003).

        At March 31, 2004, the Company had a retained interest in the accounts receivable sold of $119 million, which is recorded in the Company's accounts receivable. As at March 31, 2004, an aggregate amount of $756 million ($679 million as at March 2003) of accounts receivable has been sold under the three programs, and securitization fees, recorded in selling, general and administrative expenses totalled $3.0 million for the first quarter of 2004 ($3.5 million for the first quarter of 2003). Servicing revenues and expenses did not have a material impact on the Company's results.

Fair Value of Derivative Financial Instruments ($ millions)

	March 31, 2004		December 31, 2003
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments (Gain (loss))
Interest rate swap agreements	$—	$(0.2)	$—	$(3.2)
Foreign exchange forward contracts	47.7	74.4	42.6	73.3
Cross currency interest rate swaps	(30.8)	(31.9)	(47.2)	(54.2)
Commodity swaps	—	1.1	—	1.0

Figure 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Quarterly Financial Data
(in millions of dollars, except per share data)

	2004	2003					2002
	First	First	Second	Third	Fourth	Year	First	Second	Third	Fourth	Year
Consolidated Results
Revenues	$1,553.0	$1,539.6	$1,513.5	$1,596.8	$1,741.6	$6,391.5	$1,475.8	$1,469.7	$1,624.7	$1,701.5	$6,271.7
Operating income before depreciation and amortization and before IAROC	187.2	161.7	129.5	205.0	179.1	675.3	186.1	207.2	247.5	241.9	882.7
Operating income before IAROC	98.0	74.3	38.7	116.5	86.4	315.9	103.2	123.8	164.1	156.1	547.2
IAROC	4.3	—	81.8	(5.0)	21.5	98.3	—	—	—	19.6	19.6
Operating income (loss)	93.7	74.3	(43.1)	121.5	64.9	217.6	103.2	123.8	164.1	136.5	527.6
Net income (loss)	35.8	24.5	(61.7)	59.7	(53.9)	(31.4)	46.0	64.2	98.5	70.6	279.3
Cash provided (used) by operating activities	(46.8)	(172.1)	177.8	59.8	395.8	461.3	(27.0)	109.4	130.2	300.8	513.4
Free cash flow (outflow) from operations*	(89.5)	(250.1)	72.3	14.0	347.1	183.3	(80.1)	40.1	97.4	262.4	319.8
Operating margin before depreciation and amortization and before IAROC**	12.1%	10.5%	8.6%	12.8%	10.3%	10.6%	12.6%	14.1%	15.9%	14.2%	14.1%
Operating margin before IAROC**	6.3%	4.8%	2.6%	7.3%	5.0%	4.9%	7.0%	8.4%	10.1%	9.2%	8.7%
Operating margin**	6.0%	4.8%	(2.8)%	7.6%	3.7%	3.4%	7.0%	8.4%	10.1%	8.0%	8.4%

Segmented Information
Revenues
North America	$1,192.4	$1,230.4	$1,195.2	$1,282.2	$1,354.9	$5,062.7	$1,212.8	$1,182.4	$1,325.8	$1,366.2	$5,087.2
Europe	315.4	263.6	274.3	273.2	340.3	1,151.4	216.3	244.1	253.6	288.5	1,002.5
Latin America	46.8	45.1	43.7	40.6	47.9	177.3	46.9	43.4	45.3	47.9	183.5
Operating income (loss) before IAROC
North America	87.0	81.3	43.3	108.5	71.0	304.1	105.3	121.7	155.7	135.9	518.6
Europe	11.9	(1.9)	1.9	6.2	18.1	24.3	3.5	6.8	11.3	10.5	32.1
Latin America	0.2	(1.9)	(3.5)	0.8	0.9	(3.7)	2.3	2.7	5.2	4.0	14.2
Operating margins before IAROC**
North America	7.3%	6.6%	3.6%	8.5%	5.2%	6.0%	8.7%	10.3%	11.7%	10.0%	10.2%
Europe	3.8%	(0.7)%	0.7%	2.3%	5.3%	2.1%	1.6%	2.8%	4.5%	3.6%	3.2%
Latin America	0.4%	(4.2)%	(8.0)%	2.1%	1.9%	(2.1)%	4.9%	6.1%	11.6%	8.4%	7.8%

Per Share Data
Earnings (losses)
Diluted	$0.20	$0.12	$(0.51)	$0.38	$(0.48)	$(0.50)	$0.28	$0.40	$0.64	$0.44	$1.76
Diluted before IAROC	$0.23	$0.12	$(0.07)	$0.34	$(0.36)	$0.03	$0.28	$0.40	$0.64	$0.61	$1.92
Dividends on equity shares	$0.13	$0.13	$0.13	$0.13	$0.13	$0.52	$0.12	$0.12	$0.12	$0.13	$0.49

IAROC: Impairment of assets, restructuring and other charges

*
Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

**
Margins calculated on revenues.

Figure 10

        The Company is subject to certain requirements under the securitization programs. In addition to financial covenants that mirror those contained in the bank facility, the Company is subject to other covenants typically found in investment grade securitization agreements. If such other covenants fail to be maintained, one or more of the securitization agreements could be terminated.The Company is not aware of any events that might bring about a termination event; however, if a termination event were to occur based on failure to meet one of these other covenants, the Company believes that it would be able to meet its cash obligations from the other financing sources, such as its revolving bank facility, the issuance of debt or the issuance of equity.The Company believes that it would remain in compliance with the bank financial covenants if it refinanced the securitization programs with debt.

Leases

        The Company rents premises and machinery and equipment under operating leases with third parties, which expire at various dates up to 2016 and for which undiscounted minimum lease payments total $419 million as at March 31, 2004, and are estimated to be $98 million for the year 2004. Of the total minimum lease payments, approximately 40% is for machinery and equipment for which the Company has guaranteed a portion of the residual values for a maximum exposure of $103 million.

Other agreements

        The primary raw materials used in the manufacturing process are paper and ink. The Company uses its purchasing power as one of the major buyers in the printing industry to obtain among the best prices, terms, quality control and service. To maximize its purchasing power, the Company negotiates with a limited number of suppliers.

RELATED PARTY TRANSACTIONS

        The Company entered into transactions with the parent company and its other subsidiaries, which were accounted for at prices and conditions prevailing on the market. Intercompany revenues from the parent company's media subsidiaries involved mostly printing of magazines.

Related Party Transactions ($ millions)

	Three-month periods ended March 31,
	2004	2003
Revenues	$11.2	$9.6
Management fees billed by Quebecor Inc.	1.0	0.9

Figure 11

        During the year 2003, the Company transferred the benefit of a deduction for Part VI.I tax to subsidiaries of its parent company for a consideration of Cdn $11.4 million ($8.7 million), recorded in receivables from related parties.This reduced the Company's available future income tax assets by Cdn $10.8 million ($8.3 million), and increased the additional paid-in capital by Cdn $0.6 million ($0.4 million). The transaction was recorded at the carrying amount.

OUTSTANDING SHARE DATA

        The following table discloses the Company's outstanding share data as at March 31, 2004.

Outstanding Share Data ($ millions and thousands of shares)

	March 31, 2004
	Issued and outstanding shares	Book value
Equity Multiple Voting Shares	46,987	$93.5
Equity Subordinate Voting Shares	85,159	1,146.5
First Preferred Shares, Series 3	12,000	212.5
First Preferred Shares, Series 4	8,000	130.2
First Preferred Shares, Series 5	7,000	113.9

Figure 12

ACCOUNTING POLICIES

        The consolidated financial statements have been prepared using the same accounting policies as described in the Company's latest Annual Report with the exception of the following items:

        In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, Asset Retirement Obligations, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the assets.The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standard defines the fair value as the amount at which the liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate the asset retirement cost and amortize it over its useful life.The Company adopted this new recommendation, as of January 1, 2004.The effect of adopting the new recommendation did not have a significant impact on the consolidated financial statements as at March 31, 2004.

        In April 2003, the CICA issued Section 3063, Impairment of Long-lived Assets, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use.Accounting for the potential impairment of long-lived assets held for use is a two-step process with the first step determining when impairment should be recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. In accordance with the CICA guideline, the Company adopted the new recommendation as of January 1, 2004.The effect of adopting the new recommendation did not have an impact on the consolidated financial statements as at March 31, 2004.

        In June 2003, the CICA issued amendments to Accounting Guideline 13, Hedging Relationships. The amendments clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships, and an assessment of their effectiveness. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline. The Company adopted the new recommendations effective January 1, 2004. The effect of adopting the new recommendation did not have a significant impact on the consolidated financial statements as at March 31, 2004.

        In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles ("Canadian GAAP"), and Section 1400, General Standards of Financial Statement Presentation.These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP, and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company adopted these new recommendations as of January 1, 2004. The effect of adopting these new recommendations did not have a significant impact on the consolidated financial statements as at March 31, 2004.

        In June 2003, the CICA issued Accounting Guideline No 15 ("AcG-15"), Consolidation of Variable Interest Entities, which presents the views of the Accounting Standards Board ("AcSB") on the application of consolidation principles on variable interest entities ("VIEs"). An entity is a VIE when its total equity investment is not sufficient to permit the entity to finance its activities without financial support from other parties or when the equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 provides guidance in identifying VIEs and in determining whether consolidation is required. The guideline is expected to be effective for annual and interim periods beginning on or after November 1, 2004. The Company does not anticipate early adoption and is currently evaluating the impact of applying this guideline on its consolidated financial statements.

        In November 2003, the AcSB approved a revision to Section 3860, Financial Instruments — Disclosure and Presentation that would require for certain obligations that must, or could be settled through delivery of an entity's own equity instruments to be presented as liabilities. This revision is effective for fiscal years beginning on or after November 1, 2004. The Company will implement this in its 2005 fiscal year and does not expect any impact on its consolidated financial statements.

        In January 2004, the Emerging Issues Committee released Abstracts ("EIC-144"), Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor.This abstract addresses how a customer or reseller of a vendor's products should account for consideration received from a vendor. It requires that any cash consideration received from the vendor be considered as an adjustment of the prices of a vendor's products and services unless certain conditions are met, in which case it might be either an adjustment to the costs incurred by the reseller or payment for assets or services delivered to the vendor. The income statement classification of the consideration differs depending upon what conclusion is reached.The abstract also addresses the accounting for consideration received by a reseller from a vendor for honoring the vendor's sales incentives offered directly to consumers and whether that consideration should be recorded as a reduction of the cost of the reseller's purchases from the vendor. The Company is currently evaluating the impact of this application on its consolidated financial statements.

SEASONALITY

        The operations of the Company's business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school retail and holiday catalog promotions.

FORWARD LOOKING STATEMENTS

        Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by competitors and general changes in economic conditions.

On behalf of Management,

/s/ CLAUDE HÉLIE Claude Hélie Executive Vice President Chief Financial Officer
/s/ CARL GAUVREAU Carl Gauvreau Senior Vice President Chief Accounting Officer

Montreal, Canada
May 5, 2004

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Three-month periods ended March 31
(In millions of US dollars, except per share amounts)
(Unaudited)

	Notes	2004	2003
Revenues		$1,553.0	$1,539.6
Operating expenses:
Cost of sales		1,253.1	1,248.2
Selling, general and administrative		118.8	135.6
Depreciation and amortization		83.1	81.5
Restructuring and other charges	3	4.3	—

		1,459.3	1,465.3

Operating income		93.7	74.3
Financial expenses	4	37.9	42.0

Income before income taxes		55.8	32.3
Income taxes		18.6	7.4

Income before minority interest		37.2	24.9
Minority interest		1.4	0.4

Net income		$35.8	$24.5
Net income available to holders of preferred shares		9.1	8.2

Net income available to holders of equity shares		$26.7	$16.3

Earnings per share	10
Basic		$0.20	$0.12
Diluted		$0.20	$0.12

Average number of equity shares outstanding: (in millions)	10
Basic		132.1	141.3
Diluted		132.2	141.4

Retained earnings:
Balance, beginning of period		$723.6	$901.9
Net income		35.8	24.5
Dividends:
Equity shares		(17.2)	(18.4)
Preferred shares		(9.3)	(8.1)

Balance, end of period		$732.9	$899.9

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three-month periods ended March 31
(In millions of US dollars)
(Unaudited)

	Notes	2004	2003
Operating activities:
Net income		$35.8	$24.5
Non-cash items in net income:
Depreciation of property, plant and equipment		82.9	81.0
Future income taxes		9.9	4.6
Amortization of deferred charges		6.3	6.4
Loss on extinguishment of long-term debt	4	2.0	—
Other		3.2	1.9
Changes in non-cash balances related to operations:
Trade receivables		(64.1)	(33.3)
Inventories		(5.3)	14.2
Trade payables and accrued liabilities		(127.5)	(232.5)
Other current assets and liabilities		5.7	(18.1)
Other non-current assets and liabilities		4.3	(20.8)

Cash used in operating activities		(46.8)	(172.1)
Financing activities:
Net change in bank indebtedness		(0.3)	(0.1)
Net proceeds from issuance of equity shares		3.5	3.7
Repayment of long-term debt		(36.4)	(7.2)
Net borrowings under revolving bank facility and commercial paper		150.2	279.6
Dividends on equity shares		(17.2)	(18.4)
Dividends on preferred shares		(11.7)	(4.6)
Dividends to minority shareholders		(0.1)	(0.3)

Cash provided by financing activities		88.0	252.7
Investing activities:
Business acquisitions, net of cash and cash equivalents	5	(0.6)	(3.1)
Additions to property, plant and equipment		(32.0)	(74.1)
Net proceeds from disposal of assets		1.0	0.7

Cash used in investing activities		(31.6)	(76.5)
Effect of exchange rate changes on cash and cash equivalents		13.8	(0.3)

Net increase in cash and cash equivalents		23.4	3.8
Cash and cash equivalents, beginning of period		15.1	2.7

Cash and cash equivalents, end of period		$38.5	$6.5

Supplemental cash flow information:
Interest paid		$42.1	$54.2
Income taxes paid		7.8	29.6

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

	Notes	March 31, 2004	December 31, 2003	March 31, 2003
		(Unaudited)	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		$38.5	$15.1	$6.5
Trade receivables		408.5	346.9	507.0
Receivables from related parties		15.9	16.5	10.2
Inventories		403.1	400.1	399.7
Income taxes receivable		10.7	6.2	37.0
Future income taxes		105.8	105.8	27.8
Prepaid expenses		24.1	17.4	26.5

Total current assets		1,006.6	908.0	1,014.7
Property, plant and equipment, net		2,510.0	2,581.0	2,614.4
Goodwill	5, 6	2,576.8	2,591.0	2,528.9
Other assets		138.6	133.8	130.9

Total assets		$6,232.0	$6,213.8	$6,288.9

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness		$1.0	$1.3	$0.1
Trade payables		387.4	455.7	410.8
Accrued liabilities		479.7	552.5	435.1
Payables to related parties		0.1	0.1	—
Income and other taxes payable		77.8	61.3	68.1
Future income taxes		6.2	6.2	—
Current portion of long-term debt and convertible notes		21.0	23.9	18.3

Total current liabilities		973.2	1,101.0	932.4
Long-term debt	7	1,988.5	1,874.4	1,955.8
Other liabilities		208.5	194.5	233.5
Future income taxes		415.3	405.1	300.8
Convertible notes		111.2	110.7	115.4
Minority interest		25.2	24.7	20.9
Shareholders' equity:
Capital stock	9	1,696.6	1,693.1	1,817.6
Additional paid-in capital		106.2	105.9	103.6
Retained earnings		732.9	723.6	899.9
Translation adjustment		(25.6)	(19.2)	(91.0)

		2,510.1	2,503.4	2,730.1

Total liabilities and shareholders' equity		$6,232.0	$6,213.8	$6,288.9

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended March 31, 2004 and 2003
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts and number of shares and options)
(Unaudited)

1.    BASIS OF PRESENTATION

The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The same accounting policies as described in the Company's latest Annual Report have been used, with the exception of the new accounting changes described in note 2. However, these Consolidated Financial Statements do not include all disclosures required under Canadian GAAP and, accordingly, should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company's business.

Reclassification

Certain reclassifications have been made to prior period's amounts in order to conform with the basis of presentation adopted in the current period.

2.    NEW ACCOUNTING STANDARDS

Asset retirement obligations

In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, Asset Retirement Obligations, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the assets. The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standard defines the fair value as the amount at which the liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate the asset retirement cost and amortize it over its useful life. The Company adopted this new recommendation, as of January 1, 2004. The effect of adopting the new recommendation did not have a significant impact on the consolidated financial statements as at March 31, 2004.

Impairment of long-lived assets

In April 2003, the CICA issued Section 3063, Impairment of Long-lived Assets, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Accounting for the potential impairment of long-lived assets held for use is a two-step process with the first step determining when impairment should be recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. In accordance with the CICA guideline, the Company adopted the new recommendation as of January 1, 2004. The effect of adopting the new recommendation did not have an impact on the consolidated financial statements as at March 31, 2004.

Hedging Relationships

In June 2003, the CICA issued amendments to Accounting Guideline 13, Hedging Relationships. The amendments clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships and an assessment of their effectiveness. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline. The Company adopted the new recommendations effective January 1, 2004. The effect of adopting the new recommendation did not have a significant impact on the consolidated financial statements as at March 31, 2004.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles, and Section 1400, General Standards of Financial Statement Presentation. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company adopted these new recommendations as of January 1, 2004. The effect of adopting these new recommendations did not have a significant impact on the consolidated financial statements as at March 31, 2004.

3.    RESTRUCTURING AND OTHER CHARGES

During the first quarter of 2004, the Company recorded a cash restructuring and other charges of $4.3 million. This is made up of a $5.0 million charge related to new initiatives and a $0.7 million net reversal of prior years' initiatives.

2004 initiatives

The Company continued its restructuring initiatives and recorded a cash restructuring charge of $5.0 million for a workforce reduction of 368 employee positions, of which $3.9 million was for North America, $0.6 million for Europe and $0.3 million for Latin America. Under these initiatives, 331 employee positions have been eliminated and 37 will be eliminated before June 30, 2004.

Prior years' initiatives

The review and the execution of prior year's initiatives resulted in a net reversal of $0.7 million comprised of a cash overspending of $1.3 million and a $2.0 million reversal of prior year's restructuring charges. The net reversal of $0.7 million was essentially explained by the net cancellation of 48 employee positions terminated. Under these initiatives, 6,131 employee positions were eliminated as of March 31, 2004 and 77 will be eliminated in 2004, of which 41 terminations in Europe are to be completed when all the legal procedures and requirements are met.

Continuity of the reserve for restructuring and other charges

As at December 31, 2003, the balance of the restructuring reserve was $45.8 million. This amount related mostly to the workforce reduction across the platform, leases and facilities carrying costs. The Company utilized $13.2 million of the current and prior years' restructuring and other charges reserves during the three-month period ended March 31, 2004.

The following table sets forth the Company's 2004 restructuring reserve and activities against the reserves carried forward from 2003:

	Restructuring charges	Other charges	Total
Balance as at December 31, 2003	$44.6	$1.2	$45.8
Overspending of 2001-2003 initiatives	1.3	—	1.3
Reversal of previous years' reserves	(2.0)	—	(2.0)
New initiatives in 2004	5.0	—	5.0

	4.3	—	4.3
Reserve utilized in 2004	(12.9)	(0.3)	(13.2)
Foreign currency changes	(0.4)	—	(0.4)

Balance as at March 31, 2004	$35.6	$0.9	$36.5

The utilization of the reserve is estimated to be as follows:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total
Remainder of 2004	$16.1	$8.6	$24.7
2005	—	4.1	4.1
2006	—	3.1	3.1
2007	—	2.3	2.3
2008	—	1.4	1.4
2009 and thereafter	—	0.9	0.9

	$16.1	$20.4	$36.5

4.    FINANCIAL EXPENSES

	Three-month periods ended March 31,
	Note	2004	2003
Interest on long-term debt and convertible notes		$33.1	$37.6
Interest on short-term debt		1.9	2.3
Amortization of deferred financing costs		0.8	0.9
Exchange losses		0.4	1.6
Loss on extinguishment of long-term debt	7	2.0	—

		38.2	42.4
Interest capitalized to the cost of equipment		(0.3)	(0.4)

		$37.9	$42.0

5.    BUSINESS ACQUISITIONS

During the quarter, the Company acquired minority interests in its North American operations for a cash consideration of $0.6 million, of which $0.4 million has been recorded in goodwill.

6.    GOODWILL

The changes in the carrying amount of goodwill for the three-month period ended March 31, 2004 are as follows:

	North America	Europe	Latin America	Total
Balance as at December 31, 2003	$2,192.2	$391.1	$7.7	$2,591.0
Goodwill acquired during the period	0.4	—	—	0.4
Foreign currency changes	(0.4)	(14.6)	0.4	(14.6)

Balance as at March 31, 2004	$2,192.2	$376.5	$8.1	$2,576.8

7.    LONG-TERM DEBT

In February 2004, the Company redeemed all of the 7.75% senior notes callable on or after February 15, 2004 that were not tendered in November 2003, for a total cash consideration of $32.5 million. This extinguishment of long-term debt resulted in a loss of $2.0 million, consisting of premium paid and write-off of discounts and deferred costs.

During the first quarter, the Company discontinued its Canadian Commercial paper program. As at December 31, 2003, Cdn $0.4 million ($0.3 million) was outstanding under the program.

8.    STOCK-BASED COMPENSATION

The Company uses the fair value based method of accounting for stock options granted to employees on or after January 1, 2003, and compensation cost is charged against income. However, prior to January 1, 2003, the Company used the settlement based method for its stock-based compensation plans. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 under all plans, the Company's pro forma net income, earnings per share and diluted earnings per share would have been as presented in the table below.

	Three-month periods ended March 31,
	2004	2003
Pro forma net income	$35.7	$24.4
Pro forma earnings per share:
Basic	$0.20	$0.11
Diluted	$0.20	$0.11

The pro forma disclosure omits the effect of awards granted before January 1, 2002. These pro forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions:

Weighted-average grant date fair value of options	$4.85
Assumptions:
Risk-free interest rate	4.48% – 5.07%
Dividend yield	2%
Expected volatility	25%
Expected life	7 years

The following table summarizes information about stock options:

	March 31, 2004	December 31, 2003
Number of stock options at the end of the period: (in thousands)
Outstanding	3,540.2	3,699.1
Exercisable	2,230.2	1,939.5

9.    CAPITAL STOCK

	March 31, 2004		December 31, 2003
	Number	Amount	Number	Amount	Convertible into
(Thousands of shares)
Multiple voting shares	46,987	$93.5	46,987	$93.5	Subordinate shares
Subordinate voting shares	85,159	1,146.5	84,964	1,143.0	n/a
Redeemable first preferred shares:
Series 3	12,000	212.5	12,000	212.5	Series 2 preferred shares(1)
Series 4	8,000	130.2	8,000	130.2	Equity share(1)
Series 5	7,000	113.9	7,000	113.9	Equity share(1)

	27,000	456.6	27,000	456.6

Total capital stock		$1,696.6		$1,693.1

(1)
Under certain conditions

10.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three-month periods ended March 31,
	2004	2003
Net income available to holders of equity shares	$26.7	$16.3

(In millions)
Weighted-average number of equity shares outstanding	132.1	141.3
Effect of dilutive stock options	0.1	0.1

Weighted-average number of diluted equity shares outstanding	132.2	141.4

Earnings per share:
Basic	$0.20	$0.12
Diluted	$0.20	$0.12

Diluted earnings per share does not include the effects of the convertible notes as the effect of their inclusion is anti-dilutive.

11.    SEGMENT DISCLOSURE

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income before restructuring and other charges. These segments are managed separately since they all require specific market strategies. The following is a summary of the segmented information:

	North America	Europe	Latin America	Other	Inter- Segment	Total
Three-month periods ended March 31,
2004
Revenues	$1,192.4	$315.4	$46.8	$—	$(1.6)	$1,553.0
Restructuring and other charges	3.3	0.6	0.2	0.2	—	4.3
Operating income	83.7	11.3	—	(1.3)	—	93.7
2003
Revenues	$1,230.4	$263.6	$45.1	$0.1	$0.4	$1,539.6
Operating income	81.3	(1.9)	(1.9)	(3.2)	—	74.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Report of Quebecor World Inc. (the "Company") on Form 6-K for May 2004, which contains the Company's non audited consolidated financial statements as at March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pierre Karl Péladeau, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

        (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        A signed original of this written statement requirement by § 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ PIERRE KARL PÉLADEAU Pierre Karl Péladeau President and Chief Executive Officer
Dated: May 5, 2004

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Report of Quebecor World Inc. (the "Company") on Form 6-K for May 2004, which contains the Company's non audited consolidated financial statements as at March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Claude Hélie, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

        (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        A signed original of this written statement requirement by § 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ CLAUDE HÉLIE Claude Hélie Executive Vice President and Chief Financial Officer
Dated: May 5, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary
Date: May 5, 2004

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QUEBECOR WORLD ANNOUNCES FIRST QUARTER RESULTS
QUEBECOR WORLD INC. FINANCIAL HIGHLIGHTS Periods ended March 31 (In millions of US dollars, except per share data) (Unaudited)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Segmented Results of Operations ($ millions) Selected Performance Indicators
Reconciliation of non GAAP measures ($ millions)
Total Debt and Accounts Receivable Securitization ($ millions)
Contractual Cash Obligations ($ millions)
Fair Value of Derivative Financial Instruments ($ millions)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Selected Quarterly Financial Data (in millions of dollars, except per share data)
Related Party Transactions ($ millions)
Outstanding Share Data ($ millions and thousands of shares)
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS Three-month periods ended March 31 (In millions of US dollars, except per share amounts) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Three-month periods ended March 31 (In millions of US dollars) (Unaudited)
CONSOLIDATED BALANCE SHEETS (In millions of US dollars)
Notes to Consolidated Financial Statements
SIGNATURES